Exhibit 99.9

Form of Cover Letter to Shareholders

August 15, 2008

Dear 1st United Shareholder:

We are pleased to share with you recent developments at your 1st United Bancorp. In addition to recently announcing our profitable second quarter results, we will be offering you the opportunity to purchase common stock in our rights offering and we are also excited to announce the consummation of our purchase of the Citrus Bank branch network.

Shareholder Rights Offering

In this difficult economic slowdown, which has negatively affected the performance of many banks in our market, we want you to know that 1st United is a healthy, profitable and well-capitalized institution. Your management has determined that it is in the best interest of 1st United to further strengthen its capital base and to potentially take advantage of possible consolidation opportunities which may arise. Therefore, your company is raising equity capital through a rights offering to our shareholders. The offering makes available a minimum of 400,000 shares and a maximum of 1,800,000 shares of 1st United common stock to shareholders of record as of August 11, 2008 (the “Record Date”). You are receiving rights to purchase .271805 shares of our common stock for each share of our common stock that you owned on the Record Date. The rights expire at 5:00 p.m. EST on September 15, 2008. Our common stock is quoted on the Pink Sheets under the symbol “FSDB.” The Board of Directors of 1st United believes that the cash subscription price of $6.50 per share is set at a level that, under current market conditions, is fair to our shareholders, and we expect our directors, along with their affiliates, to subscribe for a total of at least 587,020 shares.

The enclosed Prospectus describes the rights offering in great detail and provides considerable information about our company. Subscription documents are enclosed as well, which should be submitted in accordance with the instructions if you wish to participate in this rights offering.

As a 1st United shareholder, you are cordially invited to attend an information session about the rights offering. The information session will be held on Tuesday, August 26, 2008 at 4:30 P.M. at The Boca Raton Historical Society located at 71 North Federal Highway, Boca Raton, Florida 33432.

Exhibit 99.9

Citrus Bank Purchase

1st United announced on August 15, 2008 that it completed the purchase of the branch network, substantially all of the deposits and much of the loan portfolio of Citrus Bank, headquartered in Vero Beach, Florida. Citrus Bank is the wholly-owned subsidiary of Citrus Financial Services, Inc., which is owned by CIB Marine Bancshares, Inc. (“CIB”) headquartered in Pewaukee, Wisconsin. 1st United paid $3 million and issued 136,364 shares of 1st United common stock to CIB for this purchase.

1st United purchased a 6 branch network with offices located in Vero Beach, Sebastian, Barefoot Bay, Boca Raton, North Miami Beach and Coral Gables and the deposits serviced at these offices totaling approximately $90 million. 1st United will also acquire approximately $44 million in loans. On October 31, 2008, 1st United will close Citrus Bank’s Boca Raton, North Miami Beach and Coral Gables locations and service these customers from existing nearby 1st United branches.

Information about the Citrus Bank acquisition transaction is contained in the enclosed Prospectus and June 30, 2008 Form 10-Q.

Second Quarter Results

Enclosed, please find 1st United’s SEC Form 10-Q reflecting earnings of $249,000 or $.04 per share for the second quarter ended June 30, 2008. This compares to a profit of $97,000 or $.02 per share for the same quarter in 2007.

Given the turbulence in the U.S. economy and the material effect this has had in South Florida, we are pleased that our earnings more than doubled as compared to the same period in 2007.

As always, we thank you for your investment in and continued support of 1st United.

Warren S. Orlando	Rudy E. Schupp	John Marino
Chairman	Chief Executive Officer	President